Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
Kreido Biofuels, Inc.
Camarillo, California
We hereby consent to the use in the Prospectus constituting a part of this amended Registration Statement of our report dated March 30, 2007 relating to the financial statements of Kreido Laboratories, formerly known as Holl Technologies Company (a development stage company), as of December 31, 2006 and 2005, and the related statements of operations, stockholders’ equity (capital deficit) and cash flows for the years then ended and for the period from January 13, 1995 (inception) to December 31, 2006 which is contained in that Prospectus. Our report contains an explanatory paragraph regarding Kreido Laboratories’ ability to continue as a going concern.
We also consent to the reference to us under the caption “Experts” in the Prospectus.
/s/ Vasquez & Company LLP
Los Angeles, California
June 21, 2007